UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 000-24876

TELUS CORPORATION

(translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Monique Mercier
Date: December 8, 2015	Name:	Monique Mercier
	Title:	EVP Corporate Affairs, Chief Legal Officer & Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Press Release dated December 8, 2015